Exhibit 99.1

Valens Semiconductor and Imavix Engineering Combine to Offer the First MIPI A-PHY-Based Platform for Machine Vision; CIS Corporation Announces the Industry’s First A-PHY-Compliant Camera, Integrating the Valens VA7000 Chipset

The growing MIPI A-PHY ecosystem, and a joint demonstration of the camera and platform, supported by Efinix and MVTec, will be unveiled at the ITE show in Yokohama, Japan

HOD HASHARON, Israel, ŽIROVNICE, Czech Republic, and TOKYO, Japan – December 2, 2025 – Valens Semiconductor (NYSE: VLN) and imavix engineering s.r.o (Imavix) today announced the first production-ready MIPI A-PHY-based platform for implementing the high-performance A-PHY connectivity standard in machine vision. The platform will allow camera vendors to design products that are smaller, more robust, and lower cost than traditional machine vision cameras.

In addition, based on this platform, Japanese imaging solutions leader CIS Corporation has announced the first A-PHY camera module for machine vision. At just 22mmx22mmx22mm, the new camera is less than half the size of widely used machine vision cameras on the market, while offering major improvements in EMC robustness.

The platform is based on Valens’ A-PHY chipsets and Imavix’s IP, supported by machine vision software HALCON from MVTec and designed on an FPGA from Efinix. The solution inputs A-PHY and outputs 10Gbps GigE Vision (v3.0 based on RDMA), allowing for connectivity to IPCs widely used in machine vision. The IP core is now available, complete with a validated reference design for rapid product integration and development.

Legacy machine vision standards such as GigE Vision, USB3 Vision, and CoaXPress each excel in individual applications; however, the evolving requirements of Industry 4.0 now drive demand for connectivity solutions that are even more integrated, cost-optimized, and resilient. The VA7000 chipset, based on the automotive-grade MIPI A-PHY standard, offers best-in-class Electromagnetic Compatibility (EMC) performance, high-speed data transmission over long and simple cables, and includes built-in advanced diagnostics for link monitoring and preventive maintenance.

“The demand for our standard-compliant chipsets is undeniable,” said Gili Friedman, Head of the Cross-Industry Business Unit at Valens Semiconductor. “With MIPI A-PHY, integrators now have the best of all worlds: Sufficient bandwidth to support high resolution cameras on the market, long enough link distances for most machine vision applications, unprecedented noise immunity, and a host of other important benefits. We’re already seeing a number of products being developed using this reference design, built on the important groundwork we laid alongside Imavix.”

“MIPI A-PHY offered everything that the machine vision industry needed, except for the ability to connect to an Industrial PC (IPC),” said Jan Pech, CEO of imavix engineering s.r.o. “With our IP, developed alongside Valens, we’ve removed that obstacle. The market has been ready to shift away from legacy standards, and with our solution we are facilitating this transition using standard machine vision software.”

“We’re proud to be the first to deliver an A-PHY-compliant camera for machine vision,” said Yusuke Muraoka, President, CIS Corporation. “We are confident that our customers will begin implementing this technology in their machine vision systems before long, enabling flawless, high-resolution vision for a variety of applications, including machine vision, factory automation, logistics/robotics, intelligent transportation systems, and more.”

At ITE 2025, taking place in Yokohama, Japan on December 3-5, 2025, Valens will display the A-PHY platform and CIS camera at booth #RT-D2. There, visitors will also be able to observe the rapidly evolving MIPI A-PHY ecosystem with multiple A-PHY-enabled products on display.

In addition, Valens and the MIPI Alliance will jointly deliver a presentation on the A-PHY standard’s applications in machine vision.

Title: MIPI A-PHY Applications in Industrial Imaging - Machine Vision and Industrial Camera Use Cases

Presenters:

Peter Lefkin, Executive Director & Secretary, MIPI Alliance

Shintaro Iguchi, GM Japan, Valens Semiconductor

Date: December 3

Time: 13:00 – 13:50.

Location: Annex Hall F201

About Valens Semiconductor

Valens Semiconductor (NYSE:VLN) is a leader in high-performance connectivity, enabling customers to transform the digital experiences of people worldwide. Valens’ chipsets are integrated into countless devices from leading customers, powering state-of-the-art audio-video installations, next-generation videoconferencing, and enabling the evolution of ADAS and autonomous driving. Pushing the boundaries of connectivity, Valens sets the standard everywhere it operates, and its technology forms the basis for the leading industry standards such as HDBaseT® and MIPI A-PHY. For more information, visit https://www.valens.com/.

About imavix engineering s.r.o

imavix engineering provides FPGA IP cores and related development and consultancy services. We offer solutions implementing standard machine vision interfaces based on GenICam, image sensor and camera interfaces, and PCIe host interfaces. Our main focus is on Ethernet and especially GigE Vision based transport layers including the RDMA/RoCEv2 technology. We also have deep expertise in implementing PCIe host interfaces with DMA streaming engines targeting both PC as well as embedded hosts with seamless integration of the GPUDirect technology. Visit the company website https://www.imavix.com/ for more information.

About CIS Corporation

CIS is a leading developer and manufacturer of high-quality industrial cameras, image processing systems, and software solutions serving diverse fields such as machine vision, broadcast, robotics, measurement, medical, ITS, and surveillance. Founded in 1978 and headquartered in Tokyo, Japan, CIS leverages multiple specialized development teams with deep expertise in camera and image processing system & software design, prototyping, and mass production. With over four decades of innovation and commitment to excellence, CIS continues to drive the evolution of imaging technology.

Forward-Looking Statements

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Press Contacts

Yoni Dayan

Head of Communications

Valens Semiconductor Ltd.

Yoni.dayan@valens.com

Keyuri Parab

Senior Account Executive

Fusion PR

Keyuri.parab@fusionpr.com

Jan Pech

CEO

imavix engineering s.r.o.

jan.pech@imavix.com

Investor Contacts

Michal Ben Ari

Investor Relations Manager

Valens Semiconductor Ltd.

michal.benari@valens.com